Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Merus N.V. (the “Company”) to be held on May 24, 2017 at 8:00 a.m. (CEST) at the Hilton Hotel Amsterdam Airport Schiphol (address: Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands) (the “AGM”).

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2016 (discussion item)

3.	Implementation of the compensation policy during the financial year 2016 (discussion item)

4.	Adoption of the annual accounts over the financial year 2016 (voting item)

5.	Explanation of the dividend and reservation policy (discussion item)

6.	Appointment of the external auditor for the financial year 2017 (voting item)

7.	Release of the management directors from liability for the exercise of their duties during the financial year 2016 (voting item)

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2016 (voting item)

9.	Change of the Company’s corporate governance structure (discussion item)

10.	(i) Amendment of the Company’s articles of association, (ii) authorization to implement such amendment and (iii) designation of managing and supervisory directors as executive and non-executive directors (voting item)

11.	Reappointment of Dr. W. Berthold, Ph.D. and designation as non-executive director (voting item)

12.	Reappointment of Dr. J.P. de Koning, Ph.D. and designation as non-executive director (voting item)

13.	Amendment of the Company’s compensation policy (voting item)

14.	Amendment of the Company’s supervisory board member compensation program (voting item)

15.	Approval of the increase of the grant date fair value of equity awards under the Company’s supervisory board member compensation program (voting item)

16.	Granting of equity compensation to Mr. M.T. Iwicki (voting item)

17.	Granting of equity compensation to Dr. W. Berthold, Ph.D. (voting item)

18.	Granting of equity compensation to Mr. L.M.S. Carnot (voting item)

19.	Granting of equity compensation to Dr. J.P. de Koning, Ph.D. (voting item)

20.	Granting of equity compensation to Dr. A. Mehra, M.D. (voting item)

21.	Granting of equity compensation to Mr. G.D. Perry (voting item)

22.	Approval of amendment to awards granted under the Company’s 2010 employee option plan (voting item)

23.	Granting authorization to issue shares and to grant rights to subscribe for shares (voting item)

24.	Granting authorization to limit or exclude pre-emption rights (voting item)

25.	Granting authorization to acquire shares in the Company’s capital (voting item)

26.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is April 26, 2017 (the “Registration Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Registration Date and who are recorded as such in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent may attend and, if relevant, vote at the AGM (the “Persons with Meeting Rights”).

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company prior to the AGM. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company’s website (http://www.merus.nl).

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of the annual report over the financial year 2016 (discussion item)

The Company’s annual report over the financial year 2016 has been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address.

3.	Implementation of the compensation policy during the financial year 2016 (discussion item)

The Company’s compensation policy (the “Compensation Policy”) is intended to attract, retain and motivate managing directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business. The compensation structure for managing directors should drive strong business performance, promote accountability, incentivize managing directors to achieve short and long-term performance targets with the objective of increasing the Company’s equity value, assure that the interests of the managing directors are closely aligned to those of the Company, its business and its stakeholders and ensure the overall market competitiveness of compensation packages for managing directors.

The implementation of the Compensation Policy has been outlined in the Company’s annual report over the financial year 2016.

4.	Adoption of the annual accounts over the financial year 2016 (voting item)

The Company’s annual accounts over the financial year 2016 have been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address. It is proposed that these annual accounts be adopted.

5.	Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company’s policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company’s reserves for purposes such as funding the development and expansion of the Company’s business, making future investments, financing capital expenditures and enhancing the Company’s liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

6.	Appointment of the external auditor for the financial year 2017 (voting item)

It is proposed that KPMG Accountants N.V. (“KPMG”) be appointed and instructed to audit the Company’s annual report and annual accounts for the financial year 2017. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board’s approval of the terms of engagement proposed by KPMG for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend KPMG’s current engagement as the Company’s external auditor.

7.	Release of the management directors from liability for the exercise of their duties during the financial year 2016 (voting item)

It is proposed that the Company’s managing directors be released from liability for the exercise of their duties during the financial year 2016. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company’s annual report or annual accounts over the financial year 2016 or in other public disclosures.

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2016 (voting item)

It is proposed that the Company’s supervisory directors be released from liability for the exercise of their duties during the financial year 2016. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company’s annual report or annual accounts over the financial year 2016 or in other public disclosures.

9.	Change of the Company’s corporate governance structure (discussion item)

The Company’s management board and supervisory board propose a change of the Company’s governance structure from a two-tier model (with a management board acting under the supervision of a separate supervisory board) to a one-tier board model (with a unitary board of directors consisting of one or more executive directors and one or more non-executive directors).

A one-tier board model is considered to be more consistent with market practice globally and specifically in the United States of America. As the Company continues to expand its operational activities in the United States of America and with a view to the Company’s intentions to conform to global practice in order to advance its ambitions and its business, the Company believes that changing its governance to a one-tier board model would be in the Company’s best interests. In addition, a one-tier board model would allow the Company to integrate the knowledge, experience and wide range of backgrounds, education and expertise among the current managing directors and supervisory directors into one corporate body. The Company believes that this will improve the quality of its internal processes and decision-making.

In the proposed one-tier board model, the board of directors as a collective (i.e., the executive directors and the non-executive directors) would be charged with managing the Company’s affairs and would be responsible for the general course of affairs of the Company (including the Company’s strategy and financial policy). The executive directors would manage the day-to-day business and operations of the Company and would implement the Company’s strategy. The non-executive directors would focus on the supervision on the policy and functioning of the performance of the duties of all directors and the Company’s general state of affairs.

Contingent upon the resolution proposed under agenda item 10 being passed and implemented through the execution of the Deed of Amendment (as defined below), the Company’s Chief Executive Officer (“CEO”), Dr. T. Logtenberg, Ph.D. would become the Company’s sole executive director (continuing to be the CEO) and the Company’s supervisory directors would become non-executive directors, with Mr. M.T. Iwicki being granted the role of Chairman of the board of directors.

Upon the implementation of the proposed governance change, the board of directors shall adopt a revised set of internal regulations and policies reflecting such change and it shall revise the Company’s 2016 incentive award plan (the “2016 Plan”). The 2016 Plan as it would read immediately following the execution of the Deed of Amendment, and a redlined version against the current 2016 Plan, have been made available on the Company’s website (http://www.merus.nl).

10	(i) Amendment of the Company’s articles of association, (ii) authorization to implement such amendment and (iii) designation of managing and supervisory directors as executive and non-executive directors (voting item)

In order to effect the proposed governance change discussed under agenda item 9, it is proposed that the Company’s articles of association be amended in accordance with the draft articles of association which has been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address. A document containing explanatory notes to the proposed changes has also been made available on the Company’s website. If this resolution is passed, each lawyer, candidate civil law notary and civil law notary of NautaDutilh N.V. shall be authorized to execute the requisite deed of amendment to the Company’s articles of association (the “Deed of Amendment”).

In addition, if this resolution is passed, Dr. T. Logtenberg, Ph.D. shall be designated as executive director of the Company and each supervisory director holding office at the time of the AGM (including, subject to their reappointment as described in relation to agenda items 11 and 12, Dr. W. Berthold, Ph.D. and Dr. J.P. de Koning, Ph.D., respectively) shall be designated as non-executive directors of the Company, in each case with effect from the execution of the Deed of Amendment.

Because the matters discussed above in relation to this agenda item are inextricably connected, they are submitted to the AGM as one single voting item.

11.	Reappointment of Dr. W. Berthold, Ph.D. and designation as non-executive director (voting item)

The Company’s supervisory board has made a binding nomination to reappoint Dr. Wolfgang Berthold, Ph.D. as supervisory director of the Company for a period of two years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2019. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Dr. Berthold (70) has been a member of the Company’s supervisory board since September 2010. Dr. Berthold has held senior positions at Boehringer Ingelheim, GmbH, and BiogenIdec International, CH (now Biogen, Inc.), where he was responsible for various aspects of manufacturing operations, process development and facilities and engineering. He has over 30 years of experience in the industry. Since 2011, Dr. Berthold has served as president of Berthold BioPharm Consulting GmbH, Switzerland, a biotechnology consulting company. From February 2000 until March 2011, Dr. Berthold held positions of increasing seniority at BiogenIdec International, CH, including serving as its chief technology officer. During that time, Dr. Berthold also served on the executive board of BiogenIdec International GMBH from February 2009 until his retirement in March 2011. Dr. Berthold has served also on a number of Scientific Advisory Boards of Biotech mainly for review of Manufacturing and CMC development strategies and is currently serving on GSK BioPharm Manufacturing SAB. Dr. Berthold received his Ph.D. in 1975 in biochemistry from the University of London. Dr. Berthold does not hold ordinary shares in the Company’s capital.

Dr. Berthold is being nominated for reappointment in view of his knowledge of the Company and its business, the dedication with which he has performed his duties as a supervisory director during his previous term of office, his extensive track record as officer of other companies, as set out above, his knowledge and experience in the field of technology and the pharmaceuticals industry and his academic credentials.

If the resolutions proposed under agenda item 10 and under this agenda item are passed, it is proposed that Dr. Berthold be designated as non-executive director of the Company with effect from the execution of the Deed of Amendment.

12.	Reappointment of Dr. J.P. de Koning, Ph.D. and designation as non-executive director (voting item)

The Company’s supervisory board has made a binding nomination to reappoint Dr. John de Koning, Ph.D. as supervisory director of the Company for a period of two years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2019. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Dr. De Koning (48) has been a member of the Company’s supervisory board since January 2010. Dr. De Koning has been a partner at LSP (Life Sciences Partners) since January 2006. Previously, Dr. De Koning served on the supervisory boards of BMEYE (acquired by Edwards Lifesciences), Prosensa (acquired by BioMarin) and Skyline Diagnostics, and as a non-executive director on the boards of argenx (ARGX.BR), Pronota (now MyCartis) and Innovative Biosensors Inc. Dr. De Koning currently acts as supervisory director or non-executive director on the boards of eTheRNA and G-Therapeutics. Dr. De Koning has a M.Sc. in medical biology from Utrecht University and a Ph.D. in oncology from the Erasmus University Rotterdam. Dr. De Koning does not hold any ordinary shares in the Company’s capital.

As with Dr. Berthold, Dr. De Koning is being nominated for reappointment in view of his knowledge of the Company and its business, the dedication with which he has performed his duties as a supervisory director during his previous term of office, his extensive track record as officer of other companies, as set out above, his knowledge and experience in the pharmaceuticals industry and his academic credentials.

If the resolutions proposed under agenda item 10 and under this agenda item are passed, it is proposed that Dr. De Koning be designated as non-executive director of the Company with effect from the execution of the Deed of Amendment.

13.	Amendment of the Company’s compensation policy (voting item)

The Compensation Policy has been designed to attract, retain and motivate highly qualified individuals with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business, thereby contributing to the Company’s strategy to create long-term value for its stakeholders. The Company believes that the compensation structure and package offered by the Company should provide sufficient incentives and, therefore, it is paramount that the overall market competitiveness of the Company’s compensation structure and packages be regularly reviewed and revised when appropriate.

After extensive research among the Company’s reference group for compensation of directors, the Company’s supervisory board, at the recommendation of the Company’s compensation committee, has decided to propose an amendment to the Compensation Policy in relation to the short term incentive compensation component.

It is proposed that, starting from the financial year 2017, the CEO be eligible for an annual bonus of up to 75% of his annual base salary for reaching or outperforming his targets and that other members of the Company’s management board be eligible for an annual bonus of 50% of their respective annual base salary for reaching or outperforming their respective targets. These bonuses are, and shall remain, based on pre-determined quantified financial targets, non-financial/personal targets and Company milestones which are set annually for the relevant financial year by the Company’s supervisory board, and which should be assessable and supportive of the long-term strategy and development of the Company. Achievement of the targets shall be measured following the end of the relevant financial year. The targets are, and shall remain, derived from the Company’s strategic and organizational priorities and also include qualitative targets that are relevant for the responsibilities of the relevant managing director.

If the resolutions proposed under agenda item 10 and under this agenda item are passed, it is proposed that the Compensation Policy be further amended with effect from the execution of the Deed of Amendment to reflect the Company’s one-tier board model. The proposed Compensation Policy as it would read immediately following the execution of the Deed of Amendment, and a redlined version against the current Compensation Policy, have been made available on the Company’s website (http://www.merus.nl).

14.	Amendment of the Company’s supervisory board member compensation program (voting item)

On May 6, 2016, the Company’s general meeting of shareholders approved the Company’s supervisory board member compensation program (the “SB Compensation Program”). At that time, the annual individual limits for equity awards under the SB Compensation Program (the “Annual Limits”) were set at 30,000 ordinary shares in the Company’s capital (for Initial Awards, as defined in the SB Compensation Program) and 15,000 ordinary shares in the Company’s capital (for Subsequent Awards, as defined in the SB Compensation Program). The Annual Limits were set and approved without taking into account the reverse stock split which was implemented with respect to the Company’s share capital in connection with the Company’s initial public offering. The Company wishes to rectify this situation by lowering the Annual Limits. The form of the SB Compensation Program has been filed with the U.S. Securities and Exchange Commission as an Exhibit to the Company’s Registration Statement on Form F-1 in connection with the Company’s initial public offering.

It is proposed that the Annual Limits for Initial Awards and Subsequent Awards (as such terms are defined in the SB Compensation Program and as referred to in Section II.D of the SB Compensation Program) be set at, and be approved as being, 17,000 ordinary shares in the Company’s capital and 8,500 ordinary shares in the Company’s capital, respectively.

If the resolutions proposed under agenda item 10 and under this agenda item are passed, it is proposed that the SB Compensation Program be further amended with effect from the execution of the Deed of Amendment to reflect the Company’s one-tier board model. The proposed SB Compensation Program would be called the “Non-Executive Director Compensation Program” and such program, as it would read immediately following the execution of the Deed of Amendment, and a redlined version against the current SB Compensation Program, have been made available on the Company’s website (http://www.merus.nl).

15.	Approval of the increase of the grant date fair value of equity awards under the Company’s supervisory board member compensation program (voting item)

Pursuant to the terms of the SB Compensation Program, the value of the equity awards as of the date of grant (i.e., the Grant Date Fair Value, as defined in the SB Compensation Program) shall increase on the first day of each calendar year, beginning on January 1, 2017, by 3% of the Grant Date Fair Value (as defined in the SB Compensation Program) in effect as of the immediately preceding calendar year, subject to the Annual Limits and subject to the approval by the Company’s general meeting of shareholders (the “Annual Increase”).

It is proposed that the Annual Increase as of January 1, 2017 be approved.

16.	Granting of equity compensation to Mr. M.T. Iwicki (voting item)

Pursuant to, and subject to the terms of, the SB Compensation Program, the Company’s supervisory directors are entitled to receive cash and equity compensation. As part of such equity compensation, a supervisory director who (i) has been serving as a supervisory director for at least six months as of the date of the AGM and (ii) will continue to serve as a supervisory director of the Company immediately following the AGM, is eligible to be granted an option to acquire a number of ordinary shares in the Company’s capital having an aggregate Grant Date Fair Value (as defined in the SB Compensation Program) of USD 100,000, rounded down to the nearest whole ordinary share (the “Subsequent Awards”). The number of Subsequent Awards shall be based on the increased Grant Date Fair Value as described in agenda item 15 if the resolution proposed under such agenda item is passed.

For the avoidance of doubt, these Subsequent Awards will require a written notice of acceptance of Mr. Iwicki, in the absence of which he will be deemed to have waived his rights to such grant.

If the resolutions proposed under agenda items 10 and 14 are passed, the arrangements concerning Subsequent Awards as described above shall continue to apply to the non-executive directors of the Company.

Mr. M.T. Iwicki is eligible to be granted the Subsequent Awards and it is proposed that such Subsequent Awards be granted and approved as part of the compensation for his (continued) services as a supervisory director of the Company (and, subject to the resolution proposed under agenda item 10 being passed and the execution of the Deed of Amendment, as a non-executive director of the Company).

17.	Granting of equity compensation to Dr. W. Berthold, Ph.D. (voting item)

Reference is made to the explanation included under agenda item 16.

Dr. W. Berthold, Ph.D. is eligible to be granted the Subsequent Awards and it is proposed that such Subsequent Awards be granted and approved as part of the compensation for his services as a supervisory director of the Company (and, subject to the resolution proposed under agenda item 10 being passed and the execution of the Deed of Amendment, as a non-executive director of the Company).

This proposal is contingent upon the resolution proposed under agenda item 11 having been passed.

18.	Granting of equity compensation to Mr. L.M.S. Carnot (voting item)

Reference is made to the explanation included under agenda item 16.

Mr. L.M.S. Carnot is eligible to be granted the Subsequent Awards and it is proposed that such Subsequent Awards be granted and approved as part of the compensation for his (continued) services as a supervisory director of the Company (and, subject to the resolution proposed under agenda item 10 being passed and the execution of the Deed of Amendment, as a non-executive director of the Company).

19.	Granting of equity compensation to Dr. J.P. de Koning, Ph.D. (voting item)

Reference is made to the explanation included under agenda item 16.

Dr. J.P. de Koning, Ph.D. is eligible to be granted the Subsequent Awards and it is proposed that such Subsequent Awards be granted and approved as part of the compensation for his (continued) services as a supervisory director of the Company (and, subject to the resolution proposed under agenda item 10 being passed and the execution of the Deed of Amendment, as a non-executive director of the Company).

This proposal is contingent upon the resolution proposed under agenda item 12 having been passed.

20.	Granting of equity compensation to Dr. A. Mehra, M.D. (voting item)

Reference is made to the explanation included under agenda item 16.

Dr. A. Mehra, M.D. is eligible to be granted the Subsequent Awards and it is proposed that such Subsequent Awards be granted and approved as part of the compensation for his (continued) services as a supervisory director of the Company (and, subject to the resolution proposed under agenda item 10 being passed and the execution of the Deed of Amendment, as a non-executive director of the Company).

21.	Granting of equity compensation to Mr. G.D. Perry (voting item)

Reference is made to the explanation included under agenda item 16.

Mr. G.D. Perry is eligible to be granted the Subsequent Awards and it is proposed that such Subsequent Awards be granted and approved as part of the compensation for his (continued) services as a supervisory director of the Company (and, subject to the resolution proposed under agenda item 10 being passed and the execution of the Deed of Amendment, as a non-executive director of the Company).

22.	Approval of amendment to awards granted under the Company’s 2010 employee option plan (voting item)

Pursuant to, and subject to the terms of, the Company’s 2010 employee option plan (the “2010 Plan”), certain options to acquire ordinary shares in the Company’s capital have been awarded to certain supervisory directors of the Company (the “2010 Options”). The exercise of the 2010 Options is subject to the provisions of the respective option agreements which have been entered into with the supervisory directors concerned (the “2010 Option Agreements”). Pursuant to the 2010 Option Agreements, the 2010 Options may be exercised in either of the following exercise windows: (a) within two months following the end of a calendar year or (b) within two months following the adoption of the Company’s annual accounts by the Company’s general meeting of shareholders (the “Exercise Windows”).

Consistent with awards granted under the 2016 Plan, the Company wishes to amend the terms of the 2010 Options by lifting the requirement that they be exercised only during the applicable Exercise Windows (without prejudice to the restrictions and limitations under the Company’s insider trading policy and applicable law). It is proposed that such amendment to the terms of the 2010 Options be approved, irrespective of whether the resolution proposed under agenda item 10 is passed.

For the avoidance of doubt, the relevant supervisory directors of the Company shall be allowed to retain their respective 2010 Options as non-executive directors of the Company if and when the Deed of Amendment is executed.

Pursuant to the 2010 Plan, the resolution proposed under this agenda item can only be passed at the AGM by a qualified majority of at least two-thirds of the votes cast and provided that at least two-thirds of the Company’s issued share capital is present or represented at the AGM.

23.	Granting authorization to issue shares and to grant rights to subscribe for shares (voting item)

The Company’s management board has been designated as the corporate body authorized to resolve upon the issuance of ordinary shares and the granting of rights to subscribe for ordinary shares, subject to the approval of the Company’s supervisory board, for a period ending on May 19, 2021. This authorization was limited to 20% of the Company’s outstanding share capital from time to time.

It is proposed that the above-mentioned authorization be extended, and effectively renewed, for a period ending five years following the date of the AGM, provided that the above-mentioned percentage of 20% shall be calculated by reference to the Company’s issued share capital determined as at the close of business on the date of the AGM.

If the resolutions proposed under agenda item 10 and under this agenda item are passed, it is proposed that the authorization referred to in the previous paragraph be granted to the Company’s board of directors upon the execution of the Deed of Amendment.

24.	Granting authorization to limit or exclude pre-emption rights (voting item)

The Company’s management board has been designated as the corporate body authorized to resolve upon the limitation or exclusion of pre-emption rights in relation to the issuance of ordinary shares or the granting of rights to subscribe for ordinary shares, subject to the approval of the Company’s supervisory board, for a period ending on May 19, 2021.

It is proposed that the above-mentioned authorization be extended, and effectively renewed, for a period ending five years following the date of the AGM in relation to the issuance of ordinary shares or the granting of rights to subscribe for ordinary shares pursuant to the use of the (extended) authorization referred to in agenda item 23.

If the resolutions proposed under agenda item 10 and under this agenda item are passed, it is proposed that the authorization referred to in the previous paragraph be granted to the Company’s board of directors upon the execution of the Deed of Amendment.

The proposal under this agenda item is contingent upon the resolution proposed under agenda item 23 having been passed.

25.	Granting authorization to acquire shares in the Company’s capital (voting item)

The Company’s management board has been authorized, for a period ending on November 19, 2017, to resolve for the Company to acquire fully paid-up shares in the Company’s capital for a price per share which is no higher than 110% of the average closing price of the Company’s ordinary shares on the NASDAQ Global Market (such average closing price being calculated over the five trading days preceding the date the acquisition is agreed upon by the Company), up to 50% of the Company’s issued share capital.

It is now proposed to authorize the Company’s management board, subject to the approval of the Company’s supervisory board, to resolve for the Company to acquire fully paid-up shares in the Company’s capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price per share which is higher than nil and no higher than 110% of the average closing price of the Company’s ordinary shares on the NASDAQ Global Market (such average closing price being calculated over the five trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 25 is passed, the proposed authorization shall replace the existing authorization referred to in the previous paragraph.

If the resolutions proposed under agenda item 10 and under this agenda item are passed, it is proposed that the authorization referred to in the previous paragraph be granted to the Company’s board of directors upon the execution of the Deed of Amendment.